                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 2)*

                          PANACOS PHARMACEUTICALS, INC.
                       (FORMERLY V.I. TECHNOLOGIES, INC.)
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   917920 10 0
                                 (CUSIP Number)

                             JAMES T. BARRETT, ESQ.
                               PALMER & DODGE LLP
                              111 HUNTINGTON AVENUE
                              BOSTON, MA 02199-7613
                                 (617) 239-0100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 25, 2005
             (Date of Event Which Required Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



--------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 917920 10 0                                       PAGE 2 OF 8 PAGES
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--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Ampersand 1999 Limited Partnership
        04-3459189
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]

        Not applicable                                                   (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS


--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER

     SHARES             1,986,969 shares
                  --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY            0 shares
                  --------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

    REPORTING           1,986,969  shares
                  --------------------------------------------------------------
     PERSON       10    SHARED DISPOSITIVE POWER

      WITH              0 shares
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,986,969 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.9% *
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

*Based on 39,509,667 shares outstanding as of July 15, 2005.

                                  SCHEDULE 13D

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CUSIP NO. 917920 10 0                                       PAGE 3 OF 8 PAGES
-----------------------                                     --------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        AMP-99 Management Company Limited Liability Company
        04-3459188
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]

        Not applicable                                                   (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS


--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER

     SHARES             2,183,793 shares
                  --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY            0 shares
                  --------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

    REPORTING           2,183,793 shares
                  --------------------------------------------------------------
     PERSON       10    SHARED DISPOSITIVE POWER

      WITH              0 shares
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,183,793 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.4% *
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

*Based on 39,509,667 shares outstanding as of July 15, 2005.

                                  SCHEDULE 13D

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CUSIP NO. 917920 10 0                                       PAGE 4 OF 8 PAGES
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   This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed on March
11, 2005 by Ampersand 1999 Limited Partnership and AMP-99 Management Company Limited Liability Company (collectively, the "Reporting Persons"), as amended by Amendment No. 1 filed on August 15, 2005 (as amended, the "Schedule 13D"), relating to the Common Stock, $0.01 par value per share (the "common stock"), of Panacos Pharmaceuticals, Inc. (f/k/a V. I. Technologies, Inc.) (the "Company"). The Company has its principal executive offices at 134 Coolidge Avenue, Watertown, MA 02472.

   The purpose of this Amendment is to report the following transaction: the disposition of 3,512,833 shares of common stock of the Company as a result of the distribution of such shares by the Reporting Persons which are the record owners of such shares to their respective partners.

   Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

ITEM 4.        PURPOSE OF TRANSACTION.

   Item 4 is hereby amended by inserting the following paragraphs at the end of such item:

   "On August 25, 2005, Ampersand 1999 Limited Partnership distributed 3,442,719 shares of the Company's common stock to its partners for no consideration pursuant to the terms of its partnership agreement. AMP-99 Management Company LLC, its general partner, received 68,509 shares of the Company's common stock as a result of such distributions.

   On August 25, 2005, Ampersand 1999 Companion Fund Limited Partnership distributed 70,114 shares of the Company's common stock to its partners for no consideration pursuant to the terms of its partnership agreement. AMP-99 Management Company LLC, its general partner, received 701 shares of the Company's common stock as a result of such distributions."

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

   Items 5(a), 5(b), 5(c) and 5(e) are hereby amended and restated in their entirety as follows:

(a) Aggregate number and percentage of class beneficially owned:

   Each of the reporting person incorporates herein by reference its responses to (11) and (13) on the cover page of this Amendment.

   Ampersand 1999 Limited Partnership owns 1,333,419 shares. Ampersand 1999 Limited Partnership owns 650,475 shares issuable upon the exercise of warrants.

   AMP-99 Management Company Limited Liability Company owns 156,337 shares.

   Each of the Reporting Persons may be attributed with beneficial ownership of 3,075 shares (the "Option Shares") issuable upon exercise of options previously awarded to Richard A.

                                  SCHEDULE 13D

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CUSIP NO. 917920 10 0                                       PAGE 5 OF 8 PAGES
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Charpie and Herbert Hooper under the Company's Directors' Stock Option Plans, all of which options have been assigned to one or more of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership.

   AMP-99 Management Company Limited Liability Company may be attributed with the ownership of 1,333,419 shares held by Ampersand 1999 Limited Partnership and 27,212 shares held by Ampersand 1999 Companion Fund Limited Partnership. AMP-99 Management Company Limited Liability Company may be attributed with beneficial ownership of 650,475 shares issuable upon exercise of warrants held by Ampersand 1999 Limited Partnership and 13,275 shares issuable upon exercise of warrants held by Ampersand 1999 Companion Fund Limited Partnership (collectively, the "Warrant Shares"). AMP-99 Management Company Limited Liability Company is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. AMP-99 Management Company Limited Liability Company disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein.

(b) Percent of class:

   Ampersand 1999 Limited Partnership -  4.9%
   AMP-99 Management Company Limited Liability Company -  5.4%

      The foregoing percentages are calculated based on 39,509,667 shares outstanding as of July 15, 2005.

(c) Number of shares as to which such person has:

   (i) Sole power to vote or direct the vote:

   Ampersand 1999 Limited Partnership has sole voting power over its 1,333,419 shares. Ampersand 1999 Limited Partnership has sole voting power over the 3,075 Option Shares and 650,475 shares issuable upon the exercise of warrants.

   AMP-99 Management Company Limited Liability Company has sole voting power over its 156,337 shares. AMP-99 Management Company Limited Liability Company has sole voting power over 1,333,419 shares held by Ampersand 1999 Limited Partnership and 27,212 shares held by Ampersand 1999 Companion Fund Limited Partnership. AMP-99 Management Company Limited Liability Company has sole voting power over the 3,075 Option Shares and the 663,750 Warrant Shares.

   (ii) Shared power to vote or direct the vote:

   Ampersand 1999 Limited Partnership shares voting power over 0 shares.

   AMP-99 Management Company Limited Liability Company shares voting power over 0 shares.

   (iii) Sole power to dispose or to direct the disposition of:

                                  SCHEDULE 13D

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CUSIP NO. 917920 10 0                                       PAGE 6 OF 8 PAGES
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   Ampersand 1999 Limited Partnership has sole dispositive power over 1,333,419 shares. Ampersand 1999 Limited Partnership has sole dispositive power over the 3,075 Option Shares and 650,475 shares issuable upon the exercise of warrants.

   AMP-99 Management Company Limited Liability Company has sole dispositive power over its 156,337 shares, 1,333,419 shares held by Ampersand 1999 Limited Partnership and 27,212 shares held by Ampersand 1999 Companion Fund Limited Partnership. AMP-99 Management Company Limited Liability Company has sole dispositive power over the 3,075 Option Shares and the 663,750 Warrant Shares.

   (iv) Shared power to dispose or to direct the disposition of:

   Ampersand 1999 Limited Partnership shares dispositive power over 0 shares.

   AMP-99 Management Company Limited Liability Company shares dispositive power over 0 shares.

(c) Transactions during the past 60 days.

   Other than pursuant to the transaction described in Item 4, the Reporting Persons have not acquired or disposed of any shares of common stock of the Company during the past 60 days.

(e) As of August 25, 2005, Ampersand 1999 Limited Partnership ceased to be the beneficial owner of more that 5% of the Company's common stock.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:  Joint Filing Agreement

                                  SCHEDULE 13D

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CUSIP NO. 917920 10 0                                       PAGE 7 OF 8 PAGES
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                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 AMPERSAND 1999 LIMITED PARTNERSHIP

                                 By: AMP-99 Management Company Limited Liability Company, its General Partner



Dated:  August 26, 2005          By:     /s/ Richard A. Charpie
                                     -------------------------------------------
                                     Richard A. Charpie, its Principal Managing
                                     Member




                                 AMP-99 MANAGEMENT COMPANY LIMITED LIABILITY
                                 COMPANY



Dated:  August 26, 2005          By:     /s/ Richard A. Charpie
                                     -------------------------------------------
                                     Richard A. Charpie, its Principal Managing
                                     Member

                                  SCHEDULE 13D

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CUSIP NO. 917920 10 0                                       PAGE 8 OF 8 PAGES
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                                    EXHIBIT 1

                            JOINT FILING AGREEMENT OF
                     AMPERSAND 1999 LIMITED PARTNERSHIP AND
               AMP-99 MANAGEMENT COMPANY LIMITED LIABILITY COMPANY

      The undersigned persons agree and consent pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as of the date set forth below, to the joint filing on their behalf of the Schedule 13D to which this
Exhibit is attached, in connection with their beneficial ownership of the common stock of Panacos Pharmaceuticals, Inc. (f/k/a V.I. Technologies, Inc.) at August 25, 2005 and agree that such statement is filed on behalf of each of them.

AMPERSAND 1999 LIMITED PARTNERSHIP

By: AMP-99 Management Company Limited Liability Company, its General Partner



 By:     /s/ Richard A. Charpie
      -------------------------------------------------
      Richard A. Charpie, its Principal Managing Member
      Dated:  August 26, 2005


AMP-99 MANAGEMENT COMPANY LIMITED LIABILITY COMPANY

 By:     /s/ Richard A. Charpie
      -------------------------------------------------
      Richard A. Charpie, its Principal Managing Member
      Dated:  August 26, 2005